January 23, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Picard Medical, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted December 26, 2024
CIK No. 000203017

Ladies and Gentlemen:

This letter sets forth the responses of Picard Medical, Inc. (the “Company”) to comments received in a letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated January 14, 2025, (the “Comment Letter”) with respect to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, via EDGAR, an Amendment No. 3 to Draft Registration Statement on Form S-1 (“Amendment No. 3”), incorporating the Company’s responses to the Staff’s Comment Letter.

For the convenience of the Staff, the Company has included the text of the Staff’s comments in the Comment Letter in bolded text and the Company’s responses thereto.

Amendment No.2 to Draft Registration Statement on Form S-1 submitted December 26, 2024

Prospectus Summary

Our Business, page 1

1.	We note your revised disclosure in response to comment 2. Please further revise your disclosure to clarify, at first instance, the difference between a Bridge to Transplantation (“BTT”) and Bridge to Candidacy (“BTC”) product.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 1 of Amendment No. 3 to address the Staff’s comment.

2.	We note your revised disclosure in response to comment 5, including that “[t]o our knowledge, there is limited clinical data available to support [the dual LVAD’s] safety and efficacy because it has never been part of an FDA-approved clinical trial.” Given that statements regarding safety and efficacy are within the purview of the FDA or a similar regulatory body, please remove this disclosure from your filing. As a related matter, please provide support for your disclosures about the costs of dual LVADs, including your disclosures about reimbursement. Also, tell us whether implantation of a single LVAD is a procedure that competes with your current or future products and if so, revise your disclosure accordingly, including the related costs and reimbursement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 2 of Amendment No. 3 to address the Staff’s comment.

January 23, 2025 Page 2

History of SynCardia and SynCardia TAH Development, page 2

3.	We note your revised disclosure in response to comment 7, including that since June 2022, you have been “building up resources to address existing deficiencies and to update all documentation to align with MDR requirements and [you] are planning to reapply for an MDR CE mark during 2Q25.” Please further revise your disclosure to specify how you intend to address the deficiencies that led to the suspension of your CE mark in December 2021. Please also clarify whether, since 2021, the Company has notified their EU customers of the disclosed issues and suspension.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 3 and 94 of Amendment No. 3 to address the Staff’s comment.

Clinical Efficacy, page 7

4.	We note your revised disclosure that “[o]ne-year survival rates among patients who received the SynCardia TAH in RWD settings range from between 75% and 86.6%, depending on the experience of the center performing the procedures and on patient profiles.” Please revise your disclosure to describe how the experience of the centers and patient profiles impacted survival rates, providing specifics about the experience levels of the relevant centers and profiles of the relevant patients. As a related matter, we note your disclosure that you “have over 30 active certified centers and approximately twenty-one active centers that have completed at least one implant during the 24 months preceding the date of this prospectus.” Please revise your disclosure to discuss the criteria for certification of these centers and the difference between “active certified centers” and “active centers.”

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 7 and 12 of Amendment No. 3 to address the Staff’s comment.

New Product Development, page 8

5.	We note your revised disclosure that “Unicorn” prototype iterations have been “shown to work utilizing [y]our standard bench test techniques,” and “[f]uture iterations of this design may be small and light enough to be implanted.” Please revise your disclosure to clarify next steps in achieving regulatory approval of Unicorn, your intended timeline, and that regulatory approval of this and the other new products discussed in this section is not guaranteed. In addition, please clarify what is meant by “shown to work” in this context.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 8 of Amendment No. 3 to address the Staff’s comment.

6.	Your revised disclosure indicates that Emperor has “been shown to achieve pulsatile flow with rates of cardiac output that match [y]our on-market SynCardia TAH.” Given your disclosure that you expect to perform first-in-animal trials of this system in the first half of 2025, please clarify the trial, study, or test of the Emperor that has “shown” cardiac output matching your on-market product, and clarify what is meant by “match” in this context.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 8 of Amendment No. 3 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 64

7.	Please refer to our prior comment 11. As previously requested, for each period presented, explain the underlying reasons for the increase/decrease in revenues related to sales in the U.S. market.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 62 of Amendment No. 3 to address the Staff’s comment.

January 23, 2025 Page 3

8.	Please refer to our prior comments 12 and 13. As previously requested, for all periods presented, revise to discuss cost of revenues as a percentage of sales and quantify the significant components that led to the change, including the amount of inventory charges in each period.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 63 and 65 of Amendment No. 3 to address the Staff’s comment.

9.	Please refer to our prior comment 14 and address the following comments:

●	Tell us where you provide expanded disclosure that provides more detail for your research and development expenses for each period presented, including but not limited to by product candidate as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such.

●	Explain what you mean by your new disclosure that “While research and development supply expense are isolated by product, personnel are not.”

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 62 and 64 of Amendment No. 3 to address the Staff’s comment.

Industry Overview, page 83

10.	We note your revised disclosure in response to comment 22, including that your total addressable market for total artificial hearts in the United States exceeds 15,000 patients, or approximately $2.6 billion, and that your serviceable addressable market is approximately $200 million for the BTT label and $500 million for the BTC and long-term indications, based on approximately 2,800 patients. Please revise to provide the underlying data supporting your total addressable market and serviceable addressable market calculations, including the data from your market research, physician interviews, and disclosed sources supporting your patient estimates, and how you arrived at market valuations using these patient estimates. In your discussion, please clarify how you estimated the market for the BTC and long-term indications, given that you have yet to receive regulatory approval to commercialize your product for these indications.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 10 and 83 to remove the disclosure related to the Company’s total addressable market and service addressable market of Amendment No. 3 to address the Staff’s comment.

Enforcement of Civil Liabilities, page 101

11.	We note your revised disclosure in response to comment 26, including that you conduct certain operations through subsidiaries located outside of the United States and one of your directors resides outside the United States, and that it could be difficult or impossible for investors to effect service of process on you or this individual. Please further revise your disclosure to identify and discuss the difficulties presented by the relevant rules and regulations in the specific countries in which your subsidiaries operate and the country of residence of your director.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 101 and 102 of Amendment No. 3 to address the Staff’s comment.

January 23, 2025 Page 4

Audited Financial Statements

Note 7. Commitments and Contingencies

(c) China Corporation, page F-19

12.	Please refer to our prior comment 29 and address the following comments:

●	Please clarify what you mean by SynCardia Beijing’s “present form” and explain the nature of their current operations.

●	With reference to the guidance in both Rule 11-01(d) and ASC 805-10-55-3A- 55-9, please provide a more detailed analysis to support your belief that SynCardia Beijing is not a business.

Response: The Company acknowledges the Staff’s comment and respectfully advises that for the reasons below, the Company does not believe that SynCardia Beijing qualifies as a “Business” under the guidance in both Rule 11-01(d) and ASC 805-10-55-3A-55-9. The present form of SynCardia Beijing is that of an early-stage company where planned principal operations have not commenced and as a result no revenues have yet to be generated from planned operations. The current operations include registration of the Company’s products, applying for regulatory approval, and product development.

With reference to the guidance in Rule 11-01(d) we evaluated the facts and circumstances involved and whether there is sufficient continuity of the entity’s operations prior to and after the planned acquisition so that disclosure of prior financial information is material to an understanding of future operations. Among the facts and circumstances, we note that prior to the planned acquisition and in the near future of the post-acquisition, there will be no revenue producing activities (production, sales force, or customer base), or distribution system in place. Furthermore, operating rights and production techniques will be revoked from SynCardia Beijing should the transaction not be completed or in the event product registration is not achieved.

With reference to the guidance in ASC 805-10-55-3A-55-9, we considered the three elements of a business, defined therein as inputs, processes, and outputs, in determining that SynCardia Beijing does not qualify as a business. SynCardia Beijing does not have the inputs of economic resources or processes that can create or have the ability to create outputs. As of September 30, 2024 and for the nine months then ended, SynCardia Beijing has not commenced its planned primary operations, there are no revenues from the sale and distribution SynCardia’s products and no artificial heart inventories available for sale on-hand to distribute and as a result no outputs. Furthermore, SynCardia Beijing has no intellectual property, and no ability to obtain access to necessary materials or rights to produce or distribute artificial hearts.

Note 9. Temporary Equity and Stockholder’s Deficit

(a) Redeemable Convertible Preferred Stock, page F-20

13.	Please refer to our prior comment 30. Revise your disclosure to more fully explain the transactions regarding the December 2022 share issuance, similar to your response.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages F-20 and F-21 of Amendment No. 3 to address the Staff’s comment.

Exhibits

14.	Please refile Exhibit 10.41 in the proper text-searchable format. Refer to Item 601(b)(10)(iv) of Regulation S-K and Item 301 of Regulation S-T.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has refiled Exhibit 10.38, which was previously Exhibit 10.41, to address the Staff’s comment.

January 23, 2025 Page 5

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc:	Patrick NJ Schnegelsberg, Chief Executive Officer, Picard Medical, Inc.